SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
                    PURSUANT TO RULES 13d-1(b), (c), AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                            Regal Entertainment Group
                                (Name of Issuer)

                      Class A Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    758766109
                                 (CUSIP Number)

                                 March 27, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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

                          ---------------------------

CUSIP No. 758766109               13G              Page  2  of  8  Pages
                                                        ---    ---
------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Consolidated Press Holdings Limited ACN 008 394 509
------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ]  (b)
------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Australian Capital Territory, Australia
------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                4,761,904
       BENEFICIALLY         --------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 -0-
         REPORTING          --------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 4,761,904
------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                -0-
------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,761,904
------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES [  ]

------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.2%
------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------

                          ---------------------------

CUSIP No. 758766109               13G              Page  3  of  8 Pages
                                                        ---    ---
------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            HUSH Holdings U.S. Inc.
            04-3023056
------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ]  (b)
------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------

         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                4,761,904
       BENEFICIALLY         --------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 -0-
         REPORTING          --------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 4,761,904
------------------------------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                -0-
------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,761,904
------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES [  ]

------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.2%
------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

Regal Entertainment Group ("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

9110 East Nichols Avenue, Suite 200
Centennial, Colorado 80112

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

(i)      Consolidated Press Holdings Limited ACN 008 394 509 ("CPH")

(ii)     HUSH Holdings U.S. Inc. ("HUSH")

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons stating (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

(i)      Consolidated Press Holdings Limited ACN 008 394 509
         ---------------------------------------------------
         54-58 Park Street
         Sydney, NSW 2000
         AUSTRALIA

(ii)     HUSH Holdings U.S. Inc.
         One Exeter Plaza
         Boston, MA 02116

Item 2(c).  Citizenship.

HUSH is a United States corporation incorporated under the laws of the State of Delaware. CPH is an Australian corporation incorporated under the laws of the Australian Capital Territory. CPH is controlled by Mr. Kerry F. B. Packer, an Australian citizen.

Item 2(d).  Title of Class of Securities.

Class A Common Stock, $.001 par value

Item 2(e).  CUSIP Number.

758766109

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

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)      [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.  Ownership.

(a) Amount beneficially owned:
         4,761,904 shares

(b) Percent of class:
         9.2%

(c) Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote:
                  4,761,904 shares

         (ii) Shared power to vote or direct the vote:
                  -0-

         (iii) Sole power to dispose or to direct the disposition:
                  4,761,904 shares


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

         (iv) Shared power to dispose or to direct the disposition:
                  -0-

As HUSH is owned by CPH through certain intermediaries, each of HUSH and CPH may be deemed to beneficially own the shares of the Issuer's Common Stock reported herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 7, 2003


                                       CONSOLIDATED PRESS HOLDINGS LIMITED
                                       ACN 008 394 509


                                       By:      /s/ Graham Cubbin
                                            ------------------------------
                                            Name: Graham Cubbin
                                            Title: Director


                                       HUSH HOLDINGS U.S. INC.


                                       By:   /s/ Guy Jalland
                                           -------------------------------
                                              Name:  Guy Jalland
                                              Title: Vice President




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



                                   EXHIBIT A


         The undersigned, Consolidated Press Holdings Limited ACN 008 394 509, a corporation organized and existing under the laws of the Australian Capital Territory, Australia, and HUSH Holdings U.S. Inc., a Delaware corporation, hereby agree and acknowledge that the information required by the Schedule 13G to which this Agreement is attached as an exhibit is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:        April 7, 2003

                                       CONSOLIDATED PRESS HOLDINGS LIMITED
                                       ACN 008 394 509

                                       By:      /s/ Graham Cubbin
                                            ------------------------------
                                            Name: Graham Cubbin
                                            Title: Director


                                       HUSH HOLDINGS U.S. INC.


                                       By:   /s/ Guy Jalland
                                           -------------------------------
                                              Name:  Guy Jalland
                                              Title: Vice President


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